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                                   January 20, 1999


VIA EDGAR TRANSMISSION


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:   Select Ten Plus Fund, LLC
      File Nos. 333-69843 and 811-09179
      ---------------------------------


Dear Ladies and Gentlemen:

     A duplicate amendment filing was submitted yesterday for the above referenced filing. The first filing was submitted on January 15, 1999 by the Jorden Burt law firm in Washington D.C.

Please withdraw the filing that was submitted by ARM Financial Group on January 19, 1999.

     If you have any questions or comments, please contact me at (502) 540-2702.


                                             Very truly yours,


                                             /s/ Nancy E. Anderson
                                             ---------------------
                                             Nancy E. Anderson